SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2016

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

NOTICE TO THE SHAREHOLDERS OF G. WILLI FOOD INTERNATIONAL LTD.

January 28, 2016

In connection with the Special Meeting of Shareholders adjourned for certain proposals until February 2, 2016, the Compensation Committee and Board of Directors of G. Willi Food International Ltd. (the "Company") have approved revisions to the Company's Compensation Policy in response to comments of Institutional Shareholder Services ("ISS").

Attached as Exhibit 99.1 is the Company's updated proposed compensation policy of the Company, marked to show changes from the original compensation policy approved by the Company shareholders on November 28, 2013.

Below are the following:

•	a description of the amendments to the compensation policy of the Company; and

•
amended Proposal 6 for the Proxy Statement for the Special Meeting of Shareholders ("Approval of the Changes to the Compensation Policy for the Company's Directors and Officers"), which replaces the text of Proposal 6 included in the original Proxy Statement.

Description of Amendments

Introduction

1.
The Company’s original compensation policy which was approved at the general meeting of the shareholders of the Company on 28 November 2013 (the "Original Compensation Policy") was based, inter alia, on the Company’s previous management structure by which Messrs. Zvi and Joseph Williger (the “Williger Brothers”), the founders of the Company, as the Company’s Chairman and President, managed the core business of the Company while Mr. Gil Hochboim served as CEO and CFO of the Company.

2.
The Updated Compensation Policy includes remuneration for the Company’s former co-Chairman and the Company’s former President, the Williger Brothers respectively, as they were included in the Original Compensation Policy.

3.
In accordance with the Original Compensation Policy, whilst the Williger Brothers serve as officers of the Company it would not have been possible to amend the provisions of the Original Compensation Policy relating to the compensation terms of the Company’s Chairman and the Company’s President, which were consistent with the terms of the management service agreements entered into between the Company and companies controlled by the Williger Brothers (the “Management Agreements”).

4.
Together with the termination of the Management Agreements, the Company needed to appoint a CEO. The new CEO, Mr. Graiver, will fulfill the roles of both the Williger Brothers and that of Mr. Gil Hochboim (as former CEO) and effectively he will run the core operations of the Company, a role that until now has been fulfilled by the President and Chairman and by Mr. Gil Hochboim, the former CEO. As a corollary of such, the role of the new CEO of the Company, including his authority and areas of responsibility, will be much wider than that of the previous CEO in the said circumstances.

5.
In light of the changes in the Company’s management structure that came into force at the time of the approval of the Original Compensation Policy in November 2013, the Compensation Committee has resolved that it is necessary to reflect such changes in the Company’s remuneration policy, in such a way that the terms of employment of the Company’s CEO will be similar to those of the Chairman and President.

6.
Additionally, in light of the changes to the Board of Directors of the Company, the members of the Compensation Committee believe that when considering the status of the Company, the complexity of its operations, the scope of its business and the responsibility of the Company directors, it is also necessary to effect changes in the remuneration policy with regard to director’s remuneration, in such a way that the directors (excluding external directors and independent directors), will also be entitled to remuneration that is appropriate and reasonable in the circumstances, as is acceptable in public companies. It is clarified that the Deputy chairman or the Chairman will not be entitle to director’s remuneration if they will receive any other compensation from the company.

7.
As of today, following the approval of the termination of the Management Agreements by the general meeting of the shareholders of the Company held on 13 January 2016, and following their departure from the Company on 15 January 2016, the Company proposes to amend the Updated Compensation Policy (the "Revised Updated Compensation Policy").

8.
In the opinion of the Compensation Committee and the Board of Directors of the Company, in light of the changes to the Company’s management structure and the fact that the Williger Brothers have left the Company, the proposed amendments reflected in the Revised Updated Compensation Policy and the proposed changes with regard to the CEO, Chairman and/or Deputy Chairman, properly reflect the division of roles in the Company and the level of responsibility for each role.

9.	The changes primarily pertain to:

a.	The terms of employment of the CEO, Chairman and Deputy Chairman, refer to Section 7-9 of the Revised Updated Compensation Policy.
b.	Share-based payment, refer to Section 9.2.2 of the Revised Updated Compensation Policy.

10.
It should be emphasized in respect of the discretionary bonus, that such bonus does not refer to an automatically conferred right, and is subject to the approvals of the Compensation Committee and Board of Directors of the Company, following their consideration of the officer’s performance in that year. Furthermore, their eligibility is subject to the fulfillment of certain criteria detailed in Section 9.12 of the Updated Compensation Policy.

Amended Proposal 6

Proposal 6 of the Proxy Statement is hereby amended in its entirety to read as follows:

PROPOSAL NO. 6	APPROVAL OF THE CHANGES TO THE COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS

On November 28, 2013 the General Meeting of Shareholders approved the Compensation Policy for a term of three years. A convenience English translation of the Compensation Policy may be found in Exhibit B to the following link: http://www.sec.gov/Archives/edgar/data/1030997/000117891313002995/zk1313793.htm

At the Meeting, the shareholders will be asked to adopt changes to the Compensation Policy which will become effective upon shareholder approval. The changes are proposed to be made to the Compensation Policy in order to allow the Company to compensate directors other than external and independent directors for annual salaries and meeting participation fees; and to reflect the changes in  the terms of the employment of the Company’s CEO, Chairman of the Board and deputy Chairman. The proposed changes to the Compensation Policy are set forth on Appendix B attached to this Proxy Statement (the "Updated Compensation Policy").

The decision of the Compensation Committee and the Board to adopt changes to the Compensation Policy was based on the following reasons:

1.	In the second half of November 2015 the Williger brothers and companies owned by them entered into a termination agreement, approved by the General Meeting of the Company shareholders by way of special majority on January 13, 2016, by which their management agreements will terminate no later than May 2016. Further to the board resolution of January 20, 2016 the Williger Brothers' services were terminated as Co-Presidents of the Company pursuant to the termination agreement with companies controlled by them, and they no longer hold any positions with the Company.
2.	While terminating the management agreements, as said, the need to appoint a CEO over the Company has arose. The new CEO was expected to fulfill the roles of both the Williger brothers and Mr. Gil Hochboim (former CEO) and will effectively manage the overall business of the Company including its core operations. Such role was previously fulfilled by the roles of President and Chairman. As a corollary of such, the role of the new CEO of the Company, including his authorities and areas of responsibility, will be broader than that of the previous CEO in the said circumstances.
3.	Further, in light of the above changes, the need has arisen to appoint an experienced officer, with strong background and knowledge, among other things, of the food industry that will be able to assist both the Company CEO and Company chairman. As a result the Company has appointed a new CFO as well as deputy chairman.
4.	In light of the changes to the management structure of the Company that commenced at the time of the approval of the remuneration policy in November 2013, the Board and Remuneration Committee have resolved that it is necessary to reflect the said changes to match the Company’s management needs in the Company’s remuneration policy.
5.	In light of the changes to the Company’s management structure and the fact that the Williger Brothers have left the Company, the proposed amendments reflected in the Revised Updated Compensation Policy and the proposed changes with regard to the CEO, Chairman and/or Deputy Chairman, properly reflect the division of roles in the Company and the level of responsibility for each role.
6.	The terms of employment of the Chairman of the Board, Company CEO, interim CEO and Deputy Chairman are in accordance with acceptable market rates and the Company's needs.
7.	The terms of the Revised Updated Compensation Policy in comparison to the to the Updated Compensation Policy are in the Company's best interests since, inter alia, the total cost of the Chairman, CEO and Deputy Chairman are less than the joint cost of the former Chairman, President and CEOs.
8.	Similarly, in light of the changes in the Board, the members of the Compensation Committee and the Board believe that when considering the state of the Company, the complexity of its operations and scope of its business, and the responsibility of the Company directors, it is necessary to effect changes in the Compensation Policy, particularly with regards to director compensation, in such a way that the directors (excluding external directors and independent directors), will also be entitled to compensation that is appropriate and reasonable in the circumstances, as is acceptable in public companies.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the changes to the Compensation Policy and to extend the policy for a term of three years from approval by this Meeting.”

The approval of Proposal 6 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board to approve the Updated Compensation Policy despite the objection of the shareholders provided that the Compensation Committee and the Board determine that it is for the benefit of the Company, following additional discussions and supported by detailed arguments.

The Compensation Committee and the Board of Directors recommend that the shareholders vote for proposal No. 6.
1.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: January 29, 2015	By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer